Exhibit 8.1

[Bybel Rutledge LLP Letterhead]

                           , 2007

Board of Directors

First Keystone Corporation

111 West Front Street

P.O. Box 289

Berwick, PA 18603

Re:                              Merger of Pocono Community Bank with and into First Keystone National Bank, the wholly-owned subsidiary of First Keystone Corporation
Our File No: 42-009

Dear Members of the Board:

You have requested our opinion in connection with the transaction contemplated by the Agreement and Plan of Merger (“Agreement”) dated May 10, 2007 among First Keystone Corporation (the “Parent”), First Keystone National Bank (the “Bank”) and Pocono Community Bank (“Pocono”), pursuant to which Pocono will merge with and into the Bank, which will be the surviving entity (“Merger”). At the Effective Date of the Merger, each share of Pocono Common Stock issued and outstanding immediately prior to the Effective Date will be converted into the right to receive (i) Parent Common Stock equal to the Exchange Ratio or (ii) cash in the amount of the Price Per Share, as is provided in Article III of the Agreement. No fractional shares of Parent Common Stock will be issued in this transaction. In lieu thereof, shareholders of Pocono will, to the extent relevant, receive cash in an amount determined pursuant to Section 3.2 of the Agreement. All shares of Pocono Common Stock owned directly or indirectly by Parent, Pocono and any of their subsidiaries at the Effective Date will be canceled, and no shares of Parent Common Stock or other property will be delivered in exchange therefor.

This opinion is furnished pursuant to the requirements of Section 7.3(c) of the Agreement. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement and its exhibits.

In connection with providing our opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, the exhibits thereto and other documents that we deem necessary or appropriate for the individual opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the latter documents. As to any facts material to this opinion that we did not independently establish or verify, we have relied upon the foregoing documents and upon statements and representations of officers and other representatives of Parent and Pocono, including certain written representations of the managements of each of Parent and Pocono. The opinions we express are conditioned on the initial and continuing accuracy of the facts, information and representations contained in the aforesaid documents or otherwise referred to above.

In preparing our opinion, we have considered applicable provisions of the Internal Revenue Code (“Code”), Treasury regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service (“IRS”) and other authorities that we deem relevant, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of the changes and could significantly modify one or more of the opinions expressed below. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application of the United States federal income tax laws.

As you are aware, no ruling has been or will be requested from the IRS concerning the United States federal income tax consequences of the Merger. In reviewing this opinion, you should be aware that the opinions set forth below represent our conclusion regarding the application of existing United States federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), one or more of the opinions contained herein could be inapplicable, in whole or in part. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that we can give no assurance that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

Based solely upon the foregoing and upon the assumptions set forth herein, and subject to the qualifications and caveats set forth herein, we are of the opinion that, under present United States federal income tax law, the Merger constitutes a reorganization within the meaning of Code Section 368(a).

We express no opinion as to the United States federal income tax consequences of the Merger to shareholders of Pocono, including by not limited to those subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, insurance companies, tax-exempt organizations, persons who hold shares of Parent Common Stock in qualified retirement plans or programs, persons who acquired their shares of Pocono Common Stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of Pocono Common Stock as part of a hedge, straddle, conversion or constructive sale transaction) or with respect to the conversion of convertible securities. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws, or under federal tax laws other than those pertaining to the income tax. This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation that may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this opinion letter in any manner to reflect any facts or circumstances that hereafter come to our attention.

Very truly yours,

BYBEL RUTLEDGE LLP